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FORM 5                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION          OMB APPROVAL
     CHECK BOX IF NO LONGER                              WASHINGTON, D.C. 20549                       OMB NUMBER  3235-0362
     SUBJECT TO SECTION 16.  FORM 4        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP        EXPIRES: SEPTEMBER 30, 1998
     OR FORM 5 OBLIGATIONS MAY                                                                        ESTIMATED AVERAGE BURDEN
     CONTINUE.  SEE INSTRUCTION 1(B).                                                                 HOURS PER RESPONSE.....1.0
     FORM 3 HOLDINGS REPORTED           Filed pursuant to Section 16(a) of the Securities Exchange Act
     FORM 4 TRANSACTIONS REPORTED    of 1934, Section 17(a) of the Public Utility Holding Company Act of
                                      1935 or Section 30(f) of the Investment Company Act of 1940

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
1.  Name and Address of Reporting Person*       2. Issuer Name AND Ticker or       6. Relationship of Reporting Person(s) to Issuer
                                                   Trading Symbol                     (Check all applicable)
                                                                                     ___X__ Director                ___X__10% Owner


                                                                                     ___X__ Officer                 _______ Other
                                                                                      (give title below)             (specify below)
                                                                                       Chairman and Chief Executive Officer
Smith,    Ollen      Bruton                       Sonic Automotive, Inc. ("SAH")
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(Last)   (First)    (Middle)                    3. IRS               4. Statement
                                                   or Social            for
                                                   Security             Month/Year
                                                   Number of
                                                   Reporting
                                                   Person,
                                                   (Voluntary)

5401 E. Independence Blvd.                                                 12/98
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        (Street)                                     5. If           7.  Individual or Joint/Group Reporting  (Check Applicable
                                                        Amendment,        Line)
                                                        Date of               _X_ Form filed by One Reporting Person
                                                        Original              ___ Form filed by More than One Reporting Person
                                                       (Month/Year)

Charlotte,       NC           28212
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(City)         (State)      (Zip)       TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

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          1.                2.           3.                     4.                       5.           6.          7.
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Issuer's      Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       Fiscal Year   (I)         Ownership
(Instr. 3)               Year)                                 (D)                  (Instr.       (Instr. 4)  (Instr. 4)
                                                                                    3 and 4)
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                                                                                                                     (Over)
                                                                                                                 SEC 2270 (9-96)
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).
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FORM 5 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES
                              ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                              (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                              SECURITIES)

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     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Year        (Instr.   Ownership
(Instr. 3)  Security   Year)              (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------
                                                                          Class A
Options to                                200,000                         Common  200,000
purchase    $9.19 (1) 10/6/98      A        (1)          (2)     10/6/08  Stock     (1)    $9.19 (1) 200,000       D
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Explanation of Responses:

(1) On October 6, 1998, Sonic Automotive, Inc. ("Sonic") granted Mr. Smith options to purchase 100,000 shares of Class A common stock at an exercise price of $18.38 per share pursuant to the Sonic 1997 Stock Option Plan (the "Plan"). On January 25, 1999,
    Sonic effected a 2-for-1 split of its Class A common stock (the "Stock Split"). In connection with the Stock Split, and pursuant to the terms of the Plan, Mr. Smith's options were adjusted to options to purchase 200,000 shares of Class A common stock at an exercise price of $9.19 per share.

(2) The options reported above are exercisable beginning on April 6, 1999, subject to stockholder approval of an increase in the number of option shares available for issuance under the Plan.

** Intentional misstatements or omissions of             /s/ O. Bruton Smith                April 7, 1999
facts constitute Federal Criminal Violations.        --------------------------------      ---------------
    SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)          ** Signature of Reporting Person         Date

Note:  File three copies of this Form, one
       of which must be manually signed.
       If space is insufficient, SEE
       Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                     Page 2

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